FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Cannex Capital Holdings Inc. (“Cannex” or the “ Company”)
1241 Alberni Street
Vancouver, B.C.
V6E 4R4

Item 2.	Date of Material Change

November 21, 2018.

Item 3.	News Release

News release dated November 21, 2018 disseminated by the Company through Stockwatch and filed on SEDAR under the Company’s profile at www.sedar.com.

Item 4.	Summary of Material Change

Cannex secured a US$32 million investment from Gotham Green Partners, LLC, (“GGP”) and issued to GGP (i) senior secured convertible notes in an aggregate principal amount of US$32 million (the “Notes”), and (ii) transferable share purchase warrants for the purchase of up to US$17 million in shares in the capital of the Cannex (the “Warrants”).

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On November 21, 2018, Cannex secured a US$32 million investment from GGP and issued to GGP the Notes. The Notes have a maturity date of three years from the closing date. The Notes have a coupon of LIBOR +11% in Y1, LIBOR +10% in Y2 and LIBOR +9.5% in Y3 with agreed voluntary prepayment rights after the first anniversary of the closing date. The Notes are exchangeable into shares of the Company at a 25% premium to C$0.88 per share (the “Reservation Price”), which amount was reserved by price reservation with the Canadian Securities Exchange (the “CSE ”) for a conversion price of C$1.10 per share. The Notes include the Warrants to purchase US$7 million in shares at 150% of the Reservation Price, US$6 million in shares at 200% of the Reservation Price, and US$4 million in shares at 300% of the Reservation Price secured with the CSE. The Notes and Warrants are subject to a 4-month statutory hold period in Canada and are also subject to applicable US securities law restrictions. The Company plans to allocate the proceeds of the financing as follows:

•	processing, distribution and retail acquisition and buildouts in additional US states;

•	brand building initiatives with existing and new brands including cross- licensing leading Washington State brands into new states;

•	expansion activities consistent with Cannex’s multi-state strategic objectives; and

•	repayment of approximately US$9.4 million of debt.

For further details of the transactions set out herein, please see the Company’s news release dated November 21, 2018, a copy of which is attached herein as Appendix “A”, and a copy of the Share Purchase Agreement dated November 21, 2018 and filed on SEDAR as “Material Document” under the Company’s profile at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anthony Dutton, Chief Executive Officer
Telephone: (604) 649-7787

Item 9.	Date of Report

November 30, 2018.

Appendix "A"

GOTHAM GREEN PARTNERS AGREES TO INVEST US$32 MILLION IN CANNEX
CAPITAL TO ACCELERATE GROWTH & SUPPORT MULTI-STATE EXPANSION INITIATIVES

Cannex Capital secures financing from leading institutional cannabis investment group

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

Vancouver, BC, November 21, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX / OTCQX: CNXXF) is pleased to announce that it has secured a US$32 million investment from Gotham Green Partners, LLC (“GGP”), a leading and influential investor in the global cannabis investment sector.

“We are pleased to have Gotham Green Partners as an investor and look forward to working closely with them as we identify and execute on new opportunities for growth and brand building,” said Leo Gontmakher, COO of Cannex. “Cannex is preparing to scale its business in additional key states and to leverage our operational expertise. We are thrilled to be working with an investor who shares our vision and values the importance of operations. GGP has a robust network of contacts and an excellent pipeline of opportunities and brings enormous value to Cannex,” continued Gontmakher. “We are better prepared than ever to aggressively ramp our business plan.”

“As an early cannabis mover in the Pacific Northwest, Cannex has successfully built a large, efficient and profitable business in Washington State,” said Jason Adler, Managing Member of GGP. “The Company’s core focus on deep operations knowhow including extraction, processing, distribution and consumer brands provides a compelling growth and investment opportunity. With this infusion of capital, we look forward to working with the management team to source additional strategic opportunities and to accelerate the Company’s growth.”

“The GGP team has demonstrated its ability to identify undervalued opportunities and then provide wide ranging support to help accelerate geographic and capacity expansion and create shareholder value,” said Anthony Dutton, CEO of Cannex. “We believe our sector expertise and operational experience at scale give us a unique and valuable perspective on efficient and optimal capital allocation,” continued Dutton, “and we look forward to working with GGP as we expand our operating platform and establish Cannex as a leading multi-state operator.”

Cannex is currently cash flow positive and funds normal operating expenses and sustaining capex from operating cash flow. Through 2018 and 2019, the Company plans to allocate the proceeds of this financing as follows:

•	Processing, distribution and retail acquisition and buildouts in additional US states;
•	Brand building initiatives with existing and new brands including cross-licensing leading Washington State brands into new states;
•	Expansion activities consistent with Cannex’s multi-state strategic objectives; and
•	Repayment of approximately US$9.4 million of debt.

The Company has issued to GGP senior secured convertible notes with a maturity date of three years (the “Notes”). The Notes have a coupon of LIBOR +11% in Y1, LIBOR +10% in Y2 and LIBOR +9.5% in Y3 with agreed voluntary prepayment rights after the first anniversary of the closing date. The Notes are exchangeable into shares of the Company at a 25% premium to C$0.88 per share (the “Reservation Price”), which amount was reserved by price reservation with the Canadian Securities Exchange for a conversion price of C$1.10 per share. The Notes include warrants to purchase US$7 million in shares at 150% of the Reservation Price, US$6 million in shares at 200% of the Reservation Price, and US$4 million in shares at 300% of the Reservation Price secured with the Canadian Securities Exchange.

CANNEXCAPITAL.COM

The Notes and Warrants are subject to a 4-month statutory hold period in Canada along with applicable US securities law restrictions.

Cannex Capital was advised by McMillan LLP and Beacon Securities Inc., and Gotham Green Partners was advised by Honigman Miller Schwartz and Cohn LLP and SkyLaw Professional Corporation.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full- line cannabis producer/processors.

About Gotham Green Partners, LLC

Gotham Green Partners, LLC is a New York and California-based private equity firm focused on deploying capital into cannabis and cannabis-related enterprises on a global scale. The firm manages a diversified portfolio of investments and is actively investing across the cannabis value chain.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649- 7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the use of funds received from the Notes, future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.